Exhibit XI
Consent of Independent Auditors
The Board of Directors
Nordic Investment Bank
We consent to the incorporation by reference in the registration statement (No. 333-142934) on Schedule B of Nordic Investment Bank of our report dated March 4, 2011, with respect to the statement of financial position of Nordic Investment Bank as of December 31, 2010 and the related statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes to the financial statements, which report appears in this Amendment No. 5 to the December 31, 2009 Annual Report on Form 18-K/A.

/s/ Sixten Nyman	/s/ Per Gunslev

Sixten Nyman	Per Gunslev
Authorised Public Accountant	State Authorised Public Accountant
KPMG Oy Ab Helsinki, Finland	KPMG, Statsautoriseret Revisionspartnerselskab Frederiksberg, Denmark

March 28, 2011